VEON Announces Special General Meeting for the Laying of the 2023 Audited Financials Before Shareholders Amsterdam and Dubai, 12 November 2024 - VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator, ("VEON" or the "Company"), has announced that the Board of Directors will convene a special general meeting of its shareholders on December 12, 2024 (the “SGM”) solely for the purpose of laying the audited financial statements for the period ending December 31, 2023 (the “2023 Audited Financials”) before shareholders. The laying of the 2023 Audited Financials before shareholders is not subject to a shareholder vote, accordingly, no record date has been set for the SGM. Following the appointment of UHY LLP as its independent registered public accounting firm for the audit of its consolidated financial statements for the period ending December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States), the Company filed its Annual Report on Form 20-F for the year ended December 31, 2023, along with the 2023 Audited Financials, with the U.S. Securities and Exchange on October 17, 2024. Thus, the 2023 Audited Financials are being laid before shareholders at the SGM solely to satisfy the requirements of the Company’s bye- laws and applicable Bermuda law. Further details on the agenda for the SGM and procedural matters related to the Company’s SGM will be made available through an official notice distributed by VEON to its registered shareholders of record prior to the meeting. About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains "forward-looking statements," as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact Information VEON Hande Asik Group Director of Communications & Strategy pr@veon.com